Exhibit 99.2

ECO TELECOM LIMITED

10/8 International Commercial Centre Casemates Square Gibraltar

URGENT – TIME IS SHORT

Support VimpelCom’s Expansion into the Ukraine

Vote FOR Proposal #1 on Your WHITE PROXY Today!

August 19, 2005

Dear VimpelCom Shareholder:

I am writing to ask for your support at the Extraordinary General Meeting (“EGM”) of shareholders of VimpelCom, which has been rescheduled for September 14, 2005.

As some of you will be aware, many VimpelCom shareholders experienced technical difficulties in voting which has meant that they were unable to submit their votes by the deadline. Eco Telecom called the EGM solely to allow VimpelCom’s shareholders to decide on whether the company should expand into Ukraine through the acquisition of Closed Joint Stock Company Ukrainian Radio Systems (“URS”). Eco Telecom wants to ensure that all shareholders have equal opportunities to exercise their voting rights on this crucial issue for VimpelCom’s future and as such has rescheduled the EGM for September 14.

Given the inability of many shareholders to participate in the EGM, Eco Telecom also chose not to participate in the August 15 EGM which, under VimpelCom’s Charter and Russian law means that the EGM did not take place as scheduled and allows Eco Telecom to rearrange the meeting.

You are, once again, asked to vote on whether VimpelCom should expand into the Ukraine by acquiring URS. If you have already cast your vote, there is no need for you to revote unless you have reconsidered the benefits of this deal.

As you will already be aware, a new Board of Directors was elected at the Annual General Meeting of VimpelCom on June 20. The Board of Directors met on August 15 and discussed VimpelCom’s future in Ukraine. At this meeting, while discussing the deal to acquire URS, a question was addressed to the directors on VimpelCom’s expansion into Ukraine after which six directors out of nine, including all three independent members of the Board, voted in favor of VimpelCom’s business expansion into Ukraine.

The Board also adopted a resolution directing VimpelCom’s management to obtain one or two fairness opinions from reputable Western investment banks and undertake all actions and necessary steps to obtain those opinions. Obtaining these opinions will require management to finalize the transaction documentation with URS’s sellers.

As you may know on August 4, Institutional Shareholder Services (“ISS”), the leading proxy voting advisor to institutional shareholders, issued its Global Proxy Analysis Report of the deal. This report recommended that VimpelCom shareholders vote in favor of the acquisition of URS at the EGM. The report says:

“When evaluating a proposed acquisition, ISS focuses on the impact on shareholder value in terms of finance and corporate governance. The main concern is to ensure that the transaction would have a positive impact on the shareholders’ revenue stream from their investment and that the effect on their voting rights would not be disproportionate to that benefit. ISS also examines whether the merger makes strategic sense for the company. In the case of this proposed acquisition, we consider these conditions to be met.”

An independent research report, produced by Brunswick UBS, contains an equity valuation of URS of $296 million (US), based on their assumptions for the market. Other independent investment banks have reached similar conclusions.

The Ukrainian telecoms market is one of the fastest growing in the world and be under no doubts, your vote at this EGM will decide the crucial question of whether VimpelCom expands into Ukraine by acquiring URS. If a simple majority of shareholders vote in favor of the deal then the General Director of VimpelCom is obliged, provided the sellers are willing, to close the acquisition at the price and outline terms approved by shareholders.

I urge you to exercise your vote in favor of VimpelCom acquiring URS at VimpelCom’s EGM on September 14. 50%+1 of all outstanding shares must be voted in favor of the acquisition otherwise it will not pass. Not exercising your voting rights will mean that your vote is lost and will count as an effective vote against the acquisition.

The final date for receipt of proxies is Noon, New York City time, on Monday, September 12, 2005. The record date for the repeat EGM is the same as the originally scheduled EGM and if you have already cast your vote, there is no need for you to revote unless you have reconsidered the benefits of this deal

Vote FOR on Proposal #1 on the enclosed WHITE proxy card.

If you have any questions, or need assistance voting your proxy, please contact:

17 State Street, 10th Floor

New York, NY 10004

(866) 357-4030 (Toll Free)

Banks and Brokerage Firms please call:

(212) 440-9800

Yours sincerely,

/s/ Alexey Reznikovich
Alexey Reznikovich
Chief Executive Officer
Alfa Telecom Limited

Forward-LookingStatements

This letter contains forward-looking statements that involve risks and uncertainties. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of Alfa Telecom Limited and/or Eco Telecom Limited (collectively, the “Senders”). In this letter, such forward-looking statements include, without limitation, statements relating to (1) the implementation of strategic initiatives, (2) the results or consequences of any meeting of shareholders of OAO “Vimpel-Communications” (“VimpelCom”), (3) the consequences of certain proposed transactions involving VimpelCom, (4) statements relating to VimpelCom’s future business development and economic performance and (5) other statements regarding matters that are not historical facts. The words “believe”, “expect”, “will”, “may”, “should”, “would” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. Many factors may influence the Senders’ or VimpelCom’s actual results and cause them to differ materially from expected results as described in such forward-looking statements. The Senders disclaim any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

Eco Telecom Limited (“Eco Telecom”) is filing with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D with respect to Eco Telecom’s interest in the securities of VimpelCom and a number of amendments thereto (as so amended, the “Schedule 13D”). Investors and security holders are urged to read the Schedule 13D, as well as VimpelCom’s filings on Form 20-F and Form 6-K, and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain free copies of such documents at the SEC’s website (http://www.sec.gov).